Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

HealthEquity, Inc.

Draper, Utah

We hereby consent to the incorporation by reference in the Prospectus constituting a part of this Registration Statement of our reports dated May 29, 2019, relating to the consolidated financial statements of WageWorks, Inc. (the “Company”) as of December 31, 2018 and 2017 and for each of the two years in the period ended December 31, 2018, and the effectiveness of WageWorks Inc.’s internal control over financial reporting as of December 31, 2018, appearing in the Current Report on Form 8-K of HealthEquity, Inc. dated July 8, 2019.

Our report on the effectiveness of internal control over financial reporting expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2018.

/s/ BDO USA, LLP

San Jose, California
August 30, 2019